Exhibit 99.1

BIOBLAST PHARMA LTD.

AMENDED NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS

Background

On November 21, 2018, Bioblast Pharma Ltd. (the “Company”, or “Bioblast”) furnished to the Securities and Exchange Commission (the “SEC”) a notice of Annual and Extraordinary General Meeting of Shareholders (the “Original Notice”).

This Amended Notice of Annual and Extraordinary General Meeting of Shareholders amends and restates the Original Notice and is provided for the purpose of rescheduling the meeting from December 26, 2018 to December 27, 2018 as well as to provide additional information to the shareholders of the Company. The record date and agenda for the shareholders meeting are the same as provided for in the Original Notice and do not change.

General

Notice is hereby given that an Annual and Extraordinary General Meeting of the Shareholders of the Company will be held on December 27, 2018, at 10:00 am Israel Time, at the offices of the Company’s Israeli counsel (Zysman, Aharoni, Gayer & Co.) at “Beit Zion,” 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 65784, Israel (the “Meeting”), for the following purposes:

1.	To approve certain resolutions in connection with the merger of a wholly owned subsidiary of the Company with and into Enlivex Therapeutics Ltd. (“Enlivex”) pursuant to which Bioblast will issue a majority interest in Bioblast’s share capital (on a post-transaction basis) to the equity-holders of Enlivex in consideration for 100% of the equity securities of Enlivex, which will become a wholly owned subsidiary of Bioblast (the “Transaction”). As part of the Transaction, the Company also entered into a Contingent Value Rights Agreement (the “CVR Agreement”) with Enlivex and other parties that will allow the Company’s shareholders, as of immediately prior to closing of the Transaction, to receive proceeds from the potential sale or licensing of the Company’s Trehalose program to a third party, if and when such sale or licensing occurs[1]. The resolutions associated with the approval of the Transaction include the following:

1 The Transaction was announced on November 19, 2018. A copy of the Agreement and Plan of Merger, dated November 19, 2018, among the Company, a wholly owned subsidiary of the Company and Enlivex (the “Merger Agreement”), relating to the Transaction was attached as Exhibit 99.1 to Bioblast’s Report of Foreign Private Issuer on Form 6-K that was furnished to the SEC on November 19, 2018 and a copy of the CVR Agreement was attached as Exhibit 99.2 to such report, and copies of which are attached as Annexes A and B, respectively, to the proxy statement being mailed together with this Notice.

(i)	To approve a reverse share split of the Company’s ordinary shares, par value NIS 0.05 per share (“Ordinary Shares”), by a ratio of up to 10:1, but not less than 4:1, to be effective at the ratio and on a date to be determined by the Board of Directors, and to amend the Company’s Articles of Association (“Articles”) accordingly.

(ii)	To approve an increase of the Company’s share capital by NIS 17,500,000, from NIS 500,000, to NIS 18,000,000, and to amend the Articles accordingly;

(iii)	To approve a change of the Company’s name to “Enlivex Therapeutics Ltd.” or a similar name approved by the Israeli Companies Registrar; and

(iv)	To approve the purchase by the Company of a “run-off” directors’ and officers’ liability insurance policy for a period of 3 years following the effective time of the Transaction.

The resolutions above are to be voted on as one proposal. The Transaction will not be completed if this Item No. 1 is not approved.

2.	To re-appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders and to authorize the Company’s Board of Directors to determine this firm’s compensation for the fiscal year ending December 31, 2018.

3.	To re-elect Dr. Dalia Megiddo as a Director of the Company.

4.	To elect Mr. Gili Cohen, Mr. Eyal Gibor, Mr. Tomer Yossef and Mr. Ran Weinstock as Directors of the Company and to determine such Directors’ compensation terms.

5.	To approve the engagement terms of Dr. Dalia Megiddo in her position as the Company’s interim Chief Executive Officer and in connection with intellectual property services she provided to the Company.

6.	To approve the terms of engagement of the Company with Mr. Oren Elmaliah, the Company’s principal financial officer.

7.	To approve the Company’s purchase of directors’ and officers’ insurance policies.

8.	To present the financial statements of the Company for the fiscal year ended December 31, 2017.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” ALL OF THE PROPOSALS ON THE AGENDA.

Record Date and Right to Vote

Subject to the provisions of Israeli law and the Articles, only shareholders of record as of the close of trading on the Nasdaq Capital Market on November 26, 2018 (the “Record Date”), are entitled to attend and vote at the Meeting and any adjournments or postponements thereof. They are also entitled to receive notice of the Meeting and to vote at the Meeting if they held Ordinary Shares through a bank, broker or other nominee which was one of the Company’s shareholders of record at the close of business on the Record Date.

A shareholder whose Ordinary Shares are registered in his, her, or its benefit with a member of a stock exchange, bank, broker or other nominee and are included in the Ordinary Shares which are registered in the register of shareholders of the Company under the name of such member of a stock exchange, shall be required to prove ownership of such Ordinary Shares as of the Record Date by providing the Company, before the time appointed for holding the Meeting, with proof of ownership, issued by a member of the applicable stock exchange. If a shareholder is registered in the register of the shareholders of the Company, then such shareholder must present a copy of the shareholder’s Identification Card, passport, or Incorporation Certificate.

Legal Quorum

Under the Articles, no business may be transacted at any shareholders meeting unless a quorum is present when the meeting begins. The quorum required for a meeting is the presence, in person or by proxy or by a voting deed, of at least two shareholders, holding in the aggregate at least one third of the issued and outstanding Ordinary Shares as of the Record Date (“Quorum”). If within an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place and two shareholders then present at such adjourned meeting, in person or by proxy or by a voting deed, shall constitute a Quorum.

Abstentions are counted in determining if a Quorum is present.

Proxy

You can vote your shares by attending the Meeting or by completing and signing a proxy card. Attached is the proxy card for the Meeting that is being solicited by our Board of Directors. If you are voting by proxy (in case of a record shareholders) or instructing your bank, broker or other nominee how to vote via proxy card (for a shareholder holding in street name), please follow the instructions on the proxy card. We encourage all shareholders to vote by proxy, even if attending the Meeting.

We are mailing copies of this invitation, the proxy statement and the proxy card to our shareholders of record as of the Record Date, and we will solicit proxies primarily by mail and e-mail. The original solicitation of proxies by mail and e-mail may be further supplemented by solicitation by telephone, mail, e-mail and other means by certain of our officers, directors and employees (who will not receive additional compensation for these services). We will bear the cost of external solicitors and of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of our Ordinary Shares.

We will not be able to count a proxy card unless we receive it, accompanied by a copy of (a) the shareholder’s Identification Card, passport, or Incorporation Certificate (if applicable), with respect to a shareholder who is registered in the register of shareholders of the Company, and (b) with proof of ownership, as specified above, with respect to a shareholder whose shares are registered in his, her, or its benefit with a member of a stock exchange a bank, broker or other nominee. We will not be able to count a proxy card unless we actually receive it at the offices of our Israeli legal counsel, Zysman, Aharoni, Gayer & Co., at “Beit Zion,” 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 65784, Israel, by December 27, 2018, at 6:00 am Israel time, (together with the foregoing proof of ownership). If mailing your proxy card in the enclosed envelope, it must be actually received by our transfer agent, Vstock Transfer, LLC, at 18 Lafayette Place, Woodmere, NY 11598 in the enclosed envelope, by December 26, 2019, at 3:00 pm Eastern time (an earlier deadline may apply for shares held in street name, as may be indicated in the instructions provided to you with your proxy card).

If you sign and return the enclosed proxy card, your shares will be voted as abstained with respect to all of the proposed resolutions, whether or not you specifically indicate an “ABSTAIN” vote, unless you specifically vote in favor or vote against a specific resolution.

The vote with respect to Items No. 1, 4, 5, 6 and 7 of the Meeting’s agenda will not be counted without indication of non-existence of a personal interest and that you are not a controlling shareholder, as such term is defined under the Israeli Companies Law - 5759-1999 (the “Companies Law”). See Items 1a, 4a, 5a, 6a and 7a in the proxy card attached hereto.

On all matters considered at the Meeting, abstentions will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a Quorum is present.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN. ACCORDINGLY, YOU ARE REQUESTED TO PROMPTLY COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING.

Disclosure Regarding Compensation

The Company is required under regulations under the Companies Law to provide its shareholders with certain information about the compensation granted to the Company’s five most highly compensated officers during or with respect to the year ended December 31, 2017. Such information can be found under Item 6.B. of the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on April 23, 2018.

By order of the Board of Directors,

/s/ Dr. Dalia Megiddo

Dr. Dalia Megiddo
Interim, Chief Executive Officer

December 6, 2018